Exhibit (A)(5)(D)

ROBBINS GELLER RUDMAN

   & DOWD LLP

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

EDWARD M. GERGOSIAN (105679)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

GLENN DIETEL, Individually and on Behalf	)	VIA FAX
of All Others Similarly Situated,	)
	)	Case No.
Plaintiff,	)
	)	CLASS ACTION
vs.	)
	)	COMPLAINT FOR BREACH OF
COMPLETE GENOMICS, INC.,	)	FIDUCIARY DUTY AND VIOLATIONS OF
BGI-SHENZHEN,	)	STATE LAW
BETA ACQUISITION CORPORATION,	)
CLIFFORD A. REID,	)
CHARLES P. WAITE, JR.,	)
C. THOMAS CASKEY,	)
LEWIS J. SHUSTER,	)
ROBERT T. WALL and	)
DOES 1-25, inclusive,	)
)
Defendants.	)
)

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of Complete Genomics, Inc. (“Complete Genomics” or the “Company”) common stock against Complete Genomics, the members of Complete Genomics’ Board of Directors (the “Board”), and BGI-Shenzhen (“BGI”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of Complete Genomics by BGI through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Based in Mountain View, California, Complete Genomics provides the most accurate whole human genome sequencing available today. The ease of use and power of Complete Genomics’ advanced informatics and analysis systems provide genomic information needed to better understand the prevention, diagnosis, and treatment of diseases.

3. On September 17, 2012, Complete Genomics and BGI jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) under which BGI will acquire the Company for $3.15 per share in cash (the Announcement”). Beta Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of BGI (“Beta”), will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock for $3.15 per share (the “Tender Offer”) within seven business days of September 17, 2012. Upon completion of the transaction, Complete Genomics will become a wholly-owned subsidiary of BGI. In addition, Complete Genomics and an affiliate of BGI have entered into an agreement pursuant to which Complete Genomics will be provided with up to $30 million in bridge financing (the “Bridge Loan”) for its operations following the signing of the Merger Agreement. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close less than one month from now.

4. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Complete Genomics to BGI on terms preferential to defendants and other Complete Genomics insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven entirely by the Board, Company management, and Complete Genomics’ largest shareholders, OVP Venture Partners (and affiliated entities) (“OVP”) and Essex Woodlands Health Ventures (and affiliated entities) (“Essex”), who together control 6,094,109

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

shares, or approximately 17.5%, of Complete Genomics’ outstanding stock, and who seek liquidity for their illiquid holdings in Complete Genomics stock. If the Proposed Acquisition closes, the Board, Company management, OVP and Essex will receive approximately $20 million from the sale of their illiquid holdings. The process leading to the Proposed Acquisition was dominated by three of the five members of the Board – defendants Clifford A. Reid (“Reid”) (Complete Genomics’ President and CEO), C. Thomas Caskey (“Caskey) (OVP’s designee on the Board), and Charles P. Waite (“Waite”) (Essex’s designee on the Board). Thus. Board members are conflicted and serving their own financial interests rather than those of Complete Genomics’ other shareholders.

5. From the Proposed Acquisition, Complete Genomics’ officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments.

6. The proposed Tender Offer price of $3.15 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. Complete Genomics’ common stock traded at above the $3.15 per share offer price as recently as May 29, 2012, when it traded at $3.20 per share. Complete Genomics’ common stock also reached a trading high of $7.73 per share within the past year. Moreover, according to Yahoo! Finance, at least one analyst has set a price target for Complete Genomics stock at $5.00 per share. And defendants’ suggestion that the $3.15 per share offer price represents a 54% premium to the $2.04 closing price per share of Complete Genomics common stock on June 4, 2012 (the last trading day prior to Complete Genomics’ announcement that it was undertaking an evaluation of strategic alternatives) is clearly belied by the 44% jump in the market price of Complete Genomics’ common stock to $2.93 per share on July 11, 2012, after the Company announced a new method of sequencing genomes that requires less material and improves accuracy. So Complete Genomics is being sold for a fire-sale price of $3.15 per share.

7. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Complete Genomics’ public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to their liquidity goals, as well as to the interests of BGI.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

8. To protect against the threat of alternate bidders out-bidding BGI after the Announcement, defendants implemented preclusive deal protection devices to guarantee that BGI will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Complete Genomics.

9. First, pursuant to the Merger Agreement, BGI will commence the Tender Offer within seven business days of September 17, 2012. The initial offer period of the Tender Offer will expire as soon as twenty days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. The Company has granted to BGI an irrevocable right (the “Top-Up Option”), which BGI may exercise following the closing of the Tender Offer, to purchase from the Company, at a price per share equal to the Tender Offer price of $3.15 per share, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by BGI at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of Company. Once BGI controls one share more than 90% of the outstanding Complete Genomics shares, BGI will effect the merger as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

10. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting BGI the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow BGI to issue sufficient shares to itself in order to effectuate a short-form merger, even if Complete Genomics’ minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows BGI to purchase the Top-Up Shares with a promissory note payable in one year, ie., well after the close of the resulting short-form merger.

11. Second, to ensure BGI, and only BGI, acquires Complete Genomics, defendants included several deal protection devices in the Merger Agreement Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would requite the Company to disclose confidential information about competing bids to BGI, and allow BGI to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay $4.0 million plus 4% of any amounts drawn under the Bridge Loan if the Proposed Acquisition is terminated in favor of a superior proposal.

12. Third, further cementing BGI’s position as the ultimate acquirer of Complete Genomics, immediately prior to the execution of the Merger Agreement, each director and officer of the Company and OVP and Essex – holders of 17.5% of Complete Genomics’ outstanding shares – entered into a tender and support agreement (the “Support Agreement”) with BGI, Beta and the Company. Pursuant to the Support Agreement, such directors and officers committed, among other things, to trader their shares pursuant to the offer and vote their shares in favor of the merger and against any alternative acquisition proposal.

13. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the Announcement, the Tender Offer will commence and close shortly. Moreover, Complete Genomics’ officers and directors have contractually committed to tender their shares, and to block any other potential acquirers, rendering unlikely any alternative proposals to acquire Complete Genomics. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

14. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art. VI, §10, because this case is a cause not given by statute to other trial courts.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

15. This Court has jurisdiction over Complete Genomics because Complete Genomics is a citizen of California and Delaware as it is incorporated in Delaware and has its principal place of business at 2071 Stierlin Court, Mountain View, California 94043. This action is not removable.

16. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

17. Plaintiff Glenn Dietel is, and at all times relevant hereto was, a shareholder of Complete Genomics.

18. Defendant Complete Genomics is a Delaware corporation headquartered in Mountain View, California. Defendant Complete Genomics is sued herein as an aider and abetter.

19. Defendant BGI is a genomics company based in Shenzhen, China. Defendant BGI is sued herein as an aider and abetter.

20. Defendant Beta is a Delaware corporation and a wholly-owned subsidiary of BGI. Defendant Beta is sued herein as an aider and abetter.

21. Defendant Reid is and has been at all relevant times Complete Genomics’ Chairman, President, CEO and a member of the Board.

22. Defendant Waite is and has been at all relevant times a member of and OVP’s designee on the Board.

23. Defendant Caskey is and has been at all relevant times a member of and Essex’s designee on the Board.

24. Defendant Lewis J. Shuster is and has been at all relevant times a member of the Board.

25. Defendant Robert T. Wall is and has been at all relevant times a member of the Board

26. The defendants named above in ¶¶21 -25 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action individually and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Complete Genomics stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. According to Complete Genomics’ SEC filings, there are more than 34 million shares of Complete Genomics common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

30. There are questions of law and feet which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether defendants are unjustly enriching themselves and other insiders or affiliates of Complete Genomics or BGI;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

(h) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

31. Plaintiff s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

32. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

34. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES AND

THE “ENTIRE FAIRNESS” STANDARD

36. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

37. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Complete Genomics are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

38. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Complete Genomics, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self- dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Complete Genomics common stock in the Proposed Acquisition.

39. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

40. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

41. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

overall contribution to, and furtherance the wrongdoing. The defendants’ acts of aiding and abetting included, infer alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

42. Based in Mountain View, California, Complete Genomics provides the most accurate whole human genome sequencing available today. The ease of use and power of Complete Genomics’ advanced informatics and analysis systems provide genomic information needed to better understand the prevention, diagnosis, and treatment of diseases.

43. On September 17, 2012, Complete Genomics and BGI jointly announced that they had entered into the Merger Agreement under which BGI will acquire the Company for $3.15 per share in cash. Beta will commence the Tender Offer to acquire all of the outstanding shares of the Company’s common stock for $3.15 per share within seven business days of September 17, 2012. Upon completion of the transaction, Complete Genomics will become a wholly-owned subsidiary of BGI. In addition, Complete Genomics and an affiliate of BGI have entered into an agreement pursuant to which Complete Genomics will be provided with up to $30 million in bridge financing for its operations following the signing of the Merger Agreement. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close less than one month from now.

44. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Complete Genomics to BGI on terms preferential to defendants and other Complete Genomics insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven entirely by the Board, Company management, and Complete Genomics’ largest shareholders, OVP and Essex, who together control 6,094,109 shares, or approximately 17.5%, of Complete Genomics’ outstanding stock, and who seek liquidity for their illiquid holdings in Complete Genomics stock. If the Proposed Acquisition closes, the Board, Company management, OVP and Essex will receive approximately $20 million from the sale of their illiquid holdings. The process leading to the Proposed Acquisition was dominated by three of the five members of the Board – defendants Reid (Complete Genomics’ President and CEO), Caskey (OVP’s designee on the Board), and Waite (Essex’s designee on the Board), Thus, Board members are conflicted and serving their own financial interests rather than those of Complete Genomics’ other shareholders.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

45. From the Proposed Acquisition, Complete Genomics’ officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments.

46. The proposed Tender Offer price of $3.15 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. Complete Genomics’ common stock traded at above the $3.15 per share offer price as recently as May 29, 2012, when it traded at $3.20 per share. Complete Genomics’ common stock also reached a trading high of $7.73 per share within the past year. Moreover, according to Yahoo! Finance, at least one analyst has set a price target for Complete Genomics stock at $5.00 per share. And defendants’ suggestion that the $3.15 per share offer price represents a 54% premium to the $2.04 closing price per share of Complete Genomics common stock on June 4, 2012 (the last trading day prior to Complete Genomics’ announcement that it was undertaking an evaluation of strategic alternatives) is clearly belied by the 44% jump in the market price of Complete Genomics’ common to $2.93 per share on July 11, 2012, after the Company announced a new method of sequencing genomes that requires less material and improves accuracy. So Complete Genomics is being sold for a fire-sale price of $3.15 per share.

47. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Complete Genomics’ public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board members catered to their liquidity goals, as well as to the interests of BGI.

48. To protect against the threat of alternate bidders out-bidding BGI after the Announcement, defendants implemented preclusive deal protection devices to guarantee that BGI will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Complete Genomics.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

49. First, pursuant to the Merger Agreement, BGI will commence the Tender Offer within seven business days of September 17, 2012. The initial offer period of the Tender Offer will expire as soon as twenty days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. The Company has granted to BGI an irrevocable right (the “Top-Up Option”), which BGI may exercise following the closing of the Tender Offer, to purchase from the Company, at a price per share equal to the Tender Offer price of $3.15 per share, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by BGI at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of Company. Once BGI controls one share more than 90% of the outstanding Complete Genomics shares, BGI will effect the merger as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

50. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting BGI the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow BGI to issue sufficient shares to itself in order to effectuate a short-form merger, even if Complete Genomics’ minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows BGI to purchase the Top-Up Shares with a promissory note payable in one year, ie., well after the close of the resulting short-form merger.

51. Second, to ensure BGI, and only BGI, acquires Complete Genomics, defendants included several deal protection devices in the Merger Agreement Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (1) a no- shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to BGI, and allow BGI to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay $4.0 million plus 4% of any amounts drawn under the Bridge Loan if the Proposed Acquisition is terminated in favor of a superior proposal.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

52. Third, further cementing BGI’s position as the ultimate acquirer of Complete Genomics, immediately prior to the execution of the Merger Agreement, each director and officer of the Company and OVP and Essex – holders of 17.5% of Complete Genomics outstanding shares – entered into the Support Agreement with BGI, Beta and the Company. Pursuant to the Support Agreement, such directors and officers committed, among other things, to tender their shares pursuant to the offer and vote their shares in favor of the merger and against any alternative acquisition proposal.

53. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the Announcement, the Tender Offer will commence and close shortly. Moreover, Complete Genomics’ officers and directors have contractually committed to tender their shares, and to block any other potential acquirers, rendering unlikely any alternative proposals to acquire Complete Genomics. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

54. Plaintiff repeats and realleges each allegation set forth herein.

55. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Complete Genomics and have acted to put their personal interests ahead of the interests of Complete Genomics’ shareholders.

56. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

57. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Complete

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

Genomics’ shareholders. Defendants Complete Genomics and BGI directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Complete Genomics’ stock.

58. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Complete Genomics because, among other reasons:

(a) they failed to properly value Complete Genomics; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

59. Because the Individual Defendants dominate and control the business and corporate affairs of Complete Genomics, and are in possession of private corporate information concerning Complete Genomics’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Complete Genomics which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

60. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

61. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

62. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition.

63. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

64. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Complete Genomics, BGI and Beta

65. Plaintiff repeats and realleges every allegation set forth herein.

66. Defendants Complete Genomics, BGI and Beta aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Complete Genomics, including plaintiff and the members of the Class.

67. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

68. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

69. Complete Genomics, BGI and Beta colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

70. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Complete Genomics’ shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: September 20, 2012	ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER EDWARD M. GERGOSIAN

DAVID T. WISSBROECKER

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

THE BRISCOE LAW FIRM, PLLC

WILLIE C. BRISCOE

8117 Preston Road, Suite 300

Dallas, TX 75225

Telephone: 214/706-9314

214/706-9315 (fax)

POWERS TAYLOR LLP

PATRICK W. POWERS

Campbell Centre II

8150 North Central Expressway, Suite 1575

Dallas, TX 75206

Telephone: 214/239-8900

214/239-8901 (fax)

Attorneys for Plaintiff

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW